Exhibit 21

TITAN INTERNATIONAL, INC.
SUBSIDIARIES

Jurisdiction of
Name	Incorporation

Titan Distribution, Inc.	Illinois

Titan Europe, Limited	United Kingdom

Titan Italia, S.p.A	Italy

Titan Luxembourg S.a.r.l	Luxembourg

Titan Tire Corporation	Illinois

Titan Tire Corporation of Texas	Texas

Titan Wheel Corporation of Illinois	Illinois

Titan Wheel Corporation of Iowa	Iowa